

Mail Stop 3561

November 28, 2007

Jeffrey M. Ettinger
Chairman of the Board, President
and Chief Executive Officer
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680

      Re: **Hormel Foods Corporation**
              Commission File Number: 1-02402
              Form 10-K: For the Fiscal Year Ended October 29, 2006

Dear Mr. Ettinger:

We have conducted a targeted review of the above referenced filing for the legal issue noted below. Our comment requests that you provide us with additional information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Item 5. Market for Registrant's Common Equity, Related Stockholder Transactions and Issuer Purchases of Equity Securities, page 12

1. We note that you repurchased 295,680 shares from The Hormel Foundation pursuant to a general board authorization from October 2, 2002 allowing you to repurchase up to 10,000,000 shares with no expiration date. Based upon your Form 8-K, filed on October 9, 2002, it appears that the October 2, 2002 board approval allows you to repurchase shares "through periodic purchases at prevailing prices on the open market." Please advise us how the repurchases you made from The Hormel Foundation are consistent with the requirement, as described in your 8-K, that repurchases be made on the open market.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Stickel at 202-551-3324 or me at 202-551-3412 with any questions.

Sincerely,

Amanda McManus
Branch Chief - Legal